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S E C O N D    Q U A R T E R
R E P O R T
2 0 0 2

Second Quarter Report

To the Shareholders of Magna International Inc.
[Unaudited]
[United States dollars in millions, except per share figures]

	For the six months ended June 30,			For the three months ended June 30,
	2002	2001		2002	2001

Sales	$6,394	$5,680		$3,273	$2,817
Net income(1)	$312	$357	(3)	$159	$213	(3)
Net income from operations(2)	$323	$303	(4)	$170	$159	(4)
Diluted earnings per share(1)	$3.33	$3.81	(3)	$1.63	$2.24	(3)
Diluted earnings per share from operations(2)	$3.45	$3.21	(4)	$1.81	$1.64	(4)
(1)
Net income and diluted earnings per share have been prepared in accordance with Canadian Generally Accepted Accounting Principles ["Canadian GAAP"].

(2)
Net income from operations for the six months and three months ended June 30, 2002 is based on net income but exclude an ownership dilution loss of $11 million from public subsidiary share issuances. Diluted earnings per share from operations for the six months and three months ended June 30, 2002 are based on diluted earnings per share and calculated using 90.8 million and 91.0 million diluted shares outstanding, respectively, but exclude the ownership dilution loss described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

  Net income from operations and diluted earnings per share from operations for the six months and three months ended June 30, 2001, are based on net income and diluted earnings per share, respectively, but exclude other income (net of related taxes) of $42 million ($0.47 per share) realized on Magna's ownership dilutions from public subsidiary share issuances and a future income tax recovery of $12 million ($0.13 per share) related to the reduction of enacted income tax rates in Canada.

  For more information see notes 4, 5 and 6 to the Second Quarter Consolidated Financial Statements attached.

(3)
Net income has been restated due to an accounting policy change related to foreign currency translation, as required by the new recommendations of The Canadian Institute of Chartered Accountants ["CICA"]. The impact of the new recommendations on the Company's consolidated statement of income for the six months and three months ended June 30, 2001 was to increase net income by $1 million and $4 million, respectively. For more information see note 2 to the Second Quarter Consolidated Financial Statements attached.

(4)
In accordance with new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. If goodwill and indefinite life intangible assets had not been amortized during the six months ended June 30, 2001, net income from operations and diluted earnings per share from operations would have increased by $9 million and $0.10, respectively. If goodwill and indefinite life intangible assets had not been amortized during the three months ended June 30, 2001, net income from operations and diluted earnings per share from operations would have increased by $5 million and $0.05, respectively. For more information see notes 2 and 3 to the Second Quarter Consolidated Financial Statements attached.

HIGHLIGHTS

        Magna posted record sales for the second quarter and six months ended June 30, 2002 of $3.3 billion and $6.4 billion, respectively, increases of 16% and 13% over the comparable periods ended June 30, 2001. The higher sales level in the second quarter of 2002 reflects increases over the comparable quarter of 38% in European content per vehicle, 2% in North American content per vehicle, and 16% in tooling and other automotive sales. During the second quarter of 2002, North American vehicle production increased 7% and European vehicle production decreased 4% from the comparable period. Sales at MEC for the second quarter were $128 million, an increase of 13% over the second quarter of 2001.

        Net income from operations for the second quarter and six months ended June 30, 2002 was also a record. Net income from operations for the second quarter ended June 30, 2002 was $170 million, representing an increase over the comparable quarter in 2001 of 7% or $11 million, of which $5 million relates to the elimination of amortization of goodwill and indefinite life intangible assets. Net income for the second quarter ended June 30, 2002 was $159 million. Net income from operations for the six months ended June 30, 2002 was $323 million, representing an increase over the comparable quarter in 2001 of 7% or $20 million, of which $9 million relates to the elimination of amortization of goodwill and indefinite life intangible assets. Net income for the six months ended June 30, 2002 was $312 million.

        Magna also earned record diluted earnings per share from operations for the second quarter and six months ended June 30, 2002. Diluted earnings per share from operations were $1.81 for the second quarter ended June 30, 2002, compared to $1.64 in the comparable quarter in 2001, an increase of 10% or $0.17, of which $0.05 relates to the elimination of amortization of goodwill and indefinite life intangible assets. Diluted earnings per share for the second quarter ended June 30, 2002 were $1.63. Diluted earnings per share from operations for the six months ended June 30, 2002 were $3.45, compared to $3.21 in the six months ended June 30, 2001, an increase of 7% or $0.24, of which $0.10 relates to the elimination of amortization of goodwill and indefinite life intangible assets. Diluted earnings per share for the six months ended June 30, 2002 were $3.33.

        Cash generated from operations before changes in non-cash working capital during the second quarter ended June 30, 2002 was a record $303 million. Total investment activities for the second quarter ended June 30, 2002 were $205 million, including $151 million in fixed assets, $52 million in investments and other assets, and $2 million to purchase subsidiaries.

DIVIDENDS

        In accordance with Magna's Corporate Constitution, the Board of Directors declared a dividend of $0.34 per share on the outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the quarter ended June 30, 2002. The dividend is payable on September 16, 2002 to shareholders of record on August 30, 2002.

OUTLOOK

        A number of recent developments are expected to further strengthen Magna and benefit our shareholders.

        In June, we announced that Magna had entered into a definitive merger agreement with Donnelly Corporation, which would make Donnelly a wholly owned subsidiary of Magna subject to antitrust and other regulatory approvals and the satisfaction of certain conditions, including Donnelly shareholder approval. The combination of our mirrors business with Donnelly is consistent with our strategy of being a leader in each segment of the automotive industry in which we compete. Donnelly brings significant technology capabilities applicable not only to mirrors but to a wider range of automotive electronics. We expect to realize significant synergies from the combined Magna Donnelly business. U.S. antitrust approval was recently obtained and we are awaiting responses from the antitrust authorities in the European Union. In the event this approval is obtained and other conditions are satisfied we expect to complete the transaction in October 2002.

        On July 11, 2002, our Magna Steyr group completed the acquisition of DaimlerChrysler's Eurostar vehicle assembly facility in Austria. This acquisition provides Magna Steyr with the plant capacity to more efficiently undertake the assembly of the BMW X3 scheduled to begin in 2004 and also provides it with the skilled workforce necessary to take on assembly of the Chrysler minivan and the Saab 93 convertible program.

        On August 7, 2002 we announced our intention to purchase up to 3,250,000 of our Class A Subordinate Voting Shares pursuant to a normal course issuer bid, subject to a maximum aggregate expenditure of U.S.$200 million. We believe that our stock price is currently undervalued, given our historical earnings performance, strong balance sheet and impressive growth prospects for the future.

        Also in August, we continued to strengthen our management team, as Volkswagen and Magna Steyr announced that Dr. Herbert Demel would move from the Volkswagen group to join Magna Steyr as President and CEO, effective October 1, 2002. Mr. Demel brings tremendous industry experience to Magna Steyr and we are pleased to have another experienced manager and team player within Magna.

        Magna continues to have one of the strongest balance sheets in the industry, with little debt and cash reserves of more than $1.3 billion. Although we remain cautious about North American and European vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions, Magna remains in a strong position, both financially and operationally, to capitalize on new opportunities for continued short-term and long-term growth.

(Signed) Belinda Stronach
Belinda Stronach
 President and Chief Executive Officer

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL POSITION
For the three and six month periods ended June 30, 2002

        All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2002, which are prepared in accordance with Canadian generally accepted accounting principles, and the audited consolidated financial statements and MD&A for the year ended December 31, 2001, of Magna International Inc. ("Magna" or the "Company").

OVERVIEW

        Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna supplies its automotive products and services through the following global product groups:

  Public Subsidiaries

  •
  Decoma International Inc. ("Decoma")—exterior components and systems, including fascias (bumpers), front and rear end modules, exterior trim components, sealing and greenhouse systems, plastic body panels and lighting systems

  •
  Intier Automotive Inc. ("Intier")—interior components, systems and modules, including complete seats, cockpit modules, door panel systems and sound insulation systems, and closure systems

  •
  Tesma International Inc. ("Tesma")—highly engineered engine, transmission and fueling systems and modules

  Wholly Owned Subsidiaries

  •
  Magna Steyr—complete drivetrain technologies and complete vehicle engineering and assembly of low volume derivative and niche vehicles

  •
  Cosma International—stamped, hydroformed and welded metal body systems, components, assemblies and modules

  •
  Magna Mirror Systems—exterior and interior mirror systems

        In addition to the Company's automotive operations, Magna has certain non-automotive operations held through its public subsidiary, Magna Entertainment Corp. ("MEC"). MEC is the leading owner and operator of thoroughbred racetracks in the United States, based on revenue, and a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates eight thoroughbred racetracks, one standardbred racetrack and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates a number of off-track betting facilities and a national account wagering business named "XpressBet™".

SECOND QUARTER HIGHLIGHTS

        The second quarter of 2002 proved to be another successful quarter for Magna. During the first six months and second quarter of 2002, Magna posted record-breaking financial results, including:

  •
  Record automotive sales of $6.0 billion and $3.1 billion, respectively;

  •
  Record automotive operating income of $523 million and $289 million, respectively;

  •
  Record net income from operations(1) of $323 million and $170 million, respectively;

  •
  Record diluted earnings per share from operations(1) of $3.45 and $1.81, respectively; and

  •
  Record cash flows from operations of $812 million and $442 million, respectively.

        In addition to the above record-breaking financial results, other significant developments during the second quarter of 2002 included the following:

  •
  On June 25, 2002, the Company entered into a definitive merger agreement with Donnelly Corporation ("Donnelly"), pursuant to which Donnelly will become a wholly owned subsidiary of Magna. The purchase price represents total consideration of approximately $320 million, to be satisfied by the issuance of Class A Subordinate Voting Shares of the Company, plus the assumption of approximately $95 million of interest-bearing debt. Donnelly is the second largest global supplier of exterior and interior mirrors to the automotive industry. See note 12 to the unaudited interim consolidated financial statements included elsewhere herein.

(1)
The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

Net income from operations and diluted earnings per share from operations are calculated as follows:

		For the six months ended June 30,		For the three months ended June 30,
		2002	2001	2002	2001

Net income as reported		$312	$357	$159	$213
Exclude:	Other (income) loss (net of related taxes)	11	(42)	11	(42)
	Future income tax recovery	—	(12)	—	(12)

Net income from operations		$323	$303	$170	$159

Diluted earnings per share as reported		$3.33	$3.81	$1.63	$2.24
Exclude:	Other (income) loss (net of related taxes)	0.12	(0.46)	0.12	(0.47)
	Future income tax recovery	—	(0.13)	—	(0.13)
	Dilutive impact of foreign exchange loss on redemption of 4.875% Convertible Subordinated Debentures	—	—	0.06	—

Diluted earnings per share from operations		$3.45	$3.22	$1.81	$1.64

  Diluted earnings per share from operations for the six months ended June 30, 2002 is calculated using 90.8 million shares (2001—91.8 million). Diluted earnings per share from operations for the second quarter of 2002 is calculated using 91.0 million shares (2001—92.0 million).

  •
  In accordance with the new recommendations of The Canadian Institute of Chartered Accountants ("CICA"), the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma's U.K. reporting unit and $36 million related to Intier's European seating and latching systems reporting units. In addition, during the first quarter of 2002, the Company performed the required impairment test for indefinite life intangibles, represented by racing licenses held by MEC and determined that no impairment charge was required. See notes 2 and 3 to the unaudited interim consolidated financial statements included elsewhere herein.

  •
  In June 2002, Ford Motor Company ("Ford") notified the Company that the CAL1 (Lincoln Blackwood) program was being cancelled, with production expected to be phased-out in August 2002. As at June 30, 2002, the Company had unrecovered tooling and inventory related to the CAL1 program. Given the early stages of discussions with Ford, no impairment charge has been recorded by the Company related to the program termination.

2002 OUTLOOK

        Given its operational and financial strengths, including one of the strongest balance sheets in the industry, Magna is in a solid position to meet the challenges ahead. The Company is well positioned to capitalize on industry trends and to continue to grow its average content per vehicle in both North America and Europe.

        The Company anticipates that North American light vehicle production volumes will remain strong in the third quarter of 2002 based on current OEM production schedules and that European production volumes in the third quarter should exceed production volumes of the comparative quarter in the previous year. The Company remains cautious about North American and European light vehicle production volumes in the fourth quarter of 2002, due to uncertainty about general economic conditions.

RESULTS OF OPERATIONS

Comparative Period Amounts

Foreign Currency Translation

        In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650").Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

        The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, net income for the three and six month periods ended June 30, 2001 was increased by $4 million and $1 million, respectively from the amounts previously reported (see note 2 to the unaudited interim consolidated financial statements included elsewhere herein).

North American Vehicle Production and Average Content per Vehicle

        North American vehicle production volumes, as reported by the Company, have historically included medium and heavy trucks. Effective with the first quarter of 2002, North American vehicle production volumes, as reported by the Company, include light vehicles only and exclude medium and heavy trucks. The Company does not have a substantial amount of North American medium and heavy truck content, therefore, this change will improve the comparability of the Company's North American production sales with vehicle production volumes. North American vehicle production volumes continue to include light vehicles produced in Canada, the United States and Mexico. The comparative period North American vehicle production and average content per vehicle amounts have been restated to conform with the current period's presentation. European vehicle production volumes, as reported by the Company, have historically excluded medium and heavy trucks.

Foreign Exchange

	For the three months ended June 30,			For the six months ended June 30,
	2002	2001	Change	2002	2001	Change

1 Canadian dollar equals U.S. dollars	0.644	0.649	-1%	0.636	0.652	-2%
1 Euro equals U.S. dollars	0.921	0.872	+6%	0.899	0.897	—%
1 British Pound equals U.S. dollars	1.463	1.420	+3%	1.445	1.439	—%

        The preceding table reflects the average foreign exchange rates between the most common currencies in which Magna conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of Magna's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

RESULTS OF OPERATIONS—FOR THE SIX MONTHS ENDED JUNE 30, 2002

Automotive Sales

	For the three months ended
	June 30, 2002	June 30, 2001	Change

Vehicle Production Volumes (millions of units)
North America	8.6	8.2	+5%
Europe	8.6	9.0	-4%

Average Dollar Content Per Vehicle
North America	$421	$407	+3%
Europe	$212	$161	+32%

Automotive Sales
North American Production	$3,625	$3,321	+9%
European Production and Assembly	1,814	1,445	+26%
Other Automotive	578	556	+4%

Total Automotive Sales	$6,017	$5,322	+13%

        Total automotive sales reached a record level for the first six months of 2002, increasing by 13% compared to the first six months of 2001.

        During the first six months of 2002, North American production sales increased by approximately 9% or $304 million over the first six months of 2001 to $3.6 billion. This increase in sales reflects a 3% increase in the Company's North American average dollar content per vehicle combined with a 5% increase in North American vehicle production volumes over the first six months of 2001.

        During the first six months of 2002, European production and assembly sales increased by approximately 26% or $369 million over the first six months of 2001 to $1.8 billion. Of the total increase, $183 million reflects increased assembly sales related to the Mercedes E and G Class vehicles at the Company's Magna Steyr assembly operations in Austria. Also contributing to higher European production and assembly sales was an increase in the Company's European average dollar content per vehicle, offset in part by a 4% decline in European vehicle production volumes from the first six months of 2001.

        Other automotive sales, which include tooling and engineering sales, increased by approximately 4% or $22 million in the first six months of 2002 to $578 million, reflecting the Company's continued involvement in new production and assembly programs.

Operating Income—Automotive

        Automotive operating income increased approximately 11%, or $52 million, to a record $523 million in the first six months of 2002 compared to the first six months of 2001. The 11% increase in operating income is the result of a higher gross margin generated by higher sales, and increases in net interest income and equity income. These improvements to operating income were partially offset by increases in SG&A spending and depreciation and amortization in the first six months of 2002.

Operating Income—Magna Entertainment Corp.

        MEC generated revenues of $377 million and operating income of $34 million during the first six months of 2002.

(i)    Racetrack Operations

  Revenues from racetrack operations were $362 million in the first six months of 2002 compared to $314 million in the first six months of 2001, an increase of $48 million or 15%. The increase in revenues was primarily attributable to improved results at Santa Anita Park, the acquisitions of MEC Pennsylvania in April 2001 and Multnomah in October 2001, the lease of Portland Meadows in July 2001, and an increase in live racing days at Gulfstream Park. Also increasing racetrack revenues was the launch of XpressBet™ into the California market.

  Operating income from racetrack operations improved by $6 million to $30 million for the six months ended June 30, 2002. The increase in operating income is attributable to an increased number of racetracks and continued cost savings and other synergies realized on the consolidation of racetracks during the period, offset in part by an increase in insurance and utility costs as well as higher costs of the corporate head office.

(ii)  Real Estate Operations

  Revenues from real estate operations were $15 million in the first six months of 2002 compared to $44 million in the first six months of 2001. Revenues and operating income for the first six months of 2002 were benefitted by $7 million and $2 million, respectively, as a result of real estate dispositions, whereas in the first six months of 2001, revenues and operating income were benefitted by $36 million and $17 million, respectively.

        The remaining results of operations discussion in this MD&A focuses on the three months ended June 30, 2002 compared to the three months ended June 30, 2001. For a detailed discussion of the three months ended March 31, 2002 compared to the three months ended March 31, 2001, refer to Magna's 2002 First Quarter Report.

RESULTS OF OPERATIONS—FOR THE THREE MONTHS ENDED JUNE 30, 2002

Total Sales

        Total sales were a record $3.3 billion for the second quarter of 2002, reflecting record sales levels at the Company's automotive and non-automotive operations of $3.1 billion and $128 million, respectively.

Automotive Sales

	For the three months ended
	June 30, 2002	June 30, 2001	Change

Vehicle Production Volumes (millions of units)
North America	4.6	4.3	+7%
Europe	4.3	4.5	-4%

Average Dollar Content Per Vehicle
North America	$419	$409	+2%
Europe	$217	$157	+38%

Automotive Sales
North American Production	$1,908	$1,740	+10%
European Production and Assembly	936	705	+33%
Other Automotive	301	259	+16%

Total Automotive Sales	$3,145	$2,704	+16%

        Total automotive sales reached a record level in the second quarter of 2002, increasing by 16% compared to the second quarter of 2001.

North America

        North American production sales increased 10% or $168 million, to $1.9 billion. This increase in sales reflects a 2% increase in the Company's North American average dollar content per vehicle combined with a 7% increase in North American vehicle production volumes over the second quarter of 2001.

        In North America, the Company's average dollar content per vehicle grew to $419 for the second quarter of 2002 compared to $409 for the second quarter of 2001. This increase relates primarily to the launch of new programs, including the DaimlerChrysler DR (Ram pickup) program, the General Motors GMX320 (Cadillac CTS) and GMT315 (Saturn Vue) programs, and the Nissan TK (Altima) program. Also increasing North American content was higher content and/or production on several programs, including the General Motors GMT 800 series (full size trucks and sport utilities), GMT 360/370 (mid size sport utilities) and GMT 250/257 (Aztek/Rendezvous) programs, and Ford's U152 (Explorer) program. Content was also increased by Decoma's acquisition of Autosystems Manufacturing Inc. ("Autosystems") in September 2001. These increases in content were partially offset by certain high content programs, including the DaimlerChrysler RS (minivan) program, and Ford's U204 (Ford Escape/Mazda Tribute) and EN114 (Crown Victoria/Grand Marquis) programs, where production volumes declined, or did not grow at the same rate as the growth of the overall level of North American production volumes.

Europe

        European production and assembly sales increased 33% or $231 million, of which $91 million reflects increased assembly sales related to the Mercedes E and G Class vehicles at the Company's Magna Steyr assembly operations in Austria. Also contributing to higher European production and assembly sales was an increase in the Company's European average dollar content per vehicle, offset in part by a 4% decline in European vehicle production volumes from the second quarter of 2001.

        In Europe, the Company's average dollar content per vehicle grew by 38% to $217 for the second quarter of 2002 compared to $157 for the second quarter of 2001. The increase in content reflects increased assembly sales at the Company's Magna Steyr assembly operations in Austria, of which additional assembly sales for the Mercedes E and G Class account for $22 of content growth. Content was also benefited by increased content and continued strong production volumes for the Mercedes C Class program, additional sales from a full quarter's production on programs that launched during 2001, including the Mini Cooper, the Opel Vivaro/Renault Trafic and the Jaguar X400 programs, and an increase in reported U.S. dollar sales due to the strengthening of the Euro and British pound, each against the U.S. dollar.

Other Automotive

        Other automotive sales, which include tooling and engineering sales were $301 million for the second quarter of 2002, representing an increase of $42 million from the comparable quarter in 2001, reflecting the Company's continued involvement in new production and assembly programs.

        Refer also to the automotive sales discussion in AUTOMOTIVE SEGMENTS below.

Gross Margin—Automotive

        Gross margin as a percentage of total automotive sales for the second quarter of 2002 was 18.3% compared to 19.5% in the second quarter of 2001. Gross margin as a percentage of total automotive sales was negatively affected by increased integration and assembly sales, in particular increased Mercedes E and G Class sales, since such sales are accounted for on a full cost basis with a substantial portion of the sales price being comprised of purchased components (see Magna Steyr sales discussion in AUTOMOTIVE SEGMENTS below). Increases in Mercedes E and G Class sales and integration program sales have the effect of increasing the level of total sales; however, because purchased components are included in cost of sales, gross margin as a percentage of total sales is negatively impacted. Gross margin as a percentage of total automotive sales was also negatively affected by ramp-up costs for new programs, launch and operational inefficiencies at certain divisions, in particular at Magna Steyr's powertrain facilities, and OEM price concessions. Partially offsetting these declines in gross margin as a percentage of total automotive sales was the positive impact of higher vehicle production in North America and improved performance at a number of divisions.

Depreciation and Amortization—Automotive

        Depreciation and amortization costs increased 6% to $103 million for the second quarter of 2002 compared to $97 million for the second quarter of 2001. The increase in depreciation and amortization in the second quarter of 2002 was primarily due to Magna's investment in capital equipment to support new production programs and facilities, and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Euro and British pound, each against the U.S. dollar. Partially offsetting these increases was a reduction in depreciation and amortization due to no longer recording amortization expense for goodwill and indefinite life intangible assets in accordance with the new recommendations of the CICA. Amortization expense for goodwill and indefinite life intangible assets amounted to $5 million in the second quarter of 2001.

Selling, General and Administrative ("SG&A")—Automotive

        SG&A expenses as a percentage of total automotive sales decreased to 6.1% for the second quarter of 2002 compared to 6.3% for the second quarter of 2001. SG&A expenses were $192 million for the second quarter of 2002, up from $171 million for the second quarter of 2001. SG&A for the second quarter of 2001 included an $11 million long-service payment made to the former President and Chief Executive Officer. The increase in SG&A expenses for the second quarter of 2002 relate primarily to higher costs to support the increase in sales levels, including spending to support new programs, increased incentive based compensation, and an increase in reported U.S. dollar SG&A due to the strengthening of the Euro and British pound, each against the U.S. dollar.

Interest Expense, net—Automotive

        Interest income (net of interest expense of $7 million) was $1 million for the second quarter of 2002, compared to net interest expense of $2 million for the second quarter of 2001. The increase in net interest income reflects lower interest costs as a result of the redemption of the 5% Convertible Subordinated Debentures in September 2001 combined with higher interest income from the continued increase in the Company's net cash position.

Operating Income—Automotive

        Automotive operating income was $289 million for the second quarter of 2002 compared to $263 million for the second quarter of 2001. The 10% increase in operating income is the result of a higher gross margin generated by higher sales, and increases in net interest income and equity income. These increases were partially offset by increases in SG&A spending and depreciation and amortization in the second quarter of 2002.

Operating Income—Magna Entertainment Corp.

For the three months ended June 30, 2002	Racetrack Operations	Real Estate Operations	Total

Revenues	$118	$10	$128
Costs and expenses	118	8	126

Operating income—MEC	$—	$2	$2

For the three months ended June 30, 2001	Racetrack Operations	Real Estate Operations	Total

Revenues	$99	$14	$113
Costs and expenses	101	8	109

Operating income—MEC	$(2)	$6	$4

Racetrack Operations

        Revenues from racetrack operations were $118 million for the second quarter of 2002 compared to $99 million for the second quarter of 2001, an increase of $19 million or 19%. The increase in revenues was primarily attributable to additional live race days at Gulfstream Park and Santa Anita, and the acquisition of Multnomah in the fourth quarter of 2001. Also increasing racetrack revenues was the launch of XpressBet™ into the California market.

        Operating income from racetrack operations improved by $2 million to a break-even position for the second quarter of 2002. The improvement in racetrack operating income relates primarily to reduced amortization expense as a result of no longer recording amortization expense for goodwill and indefinite life intangible assets (racing licenses) in accordance with the new recommendations of the CICA and cost savings and other synergies realized on the consolidation of racetracks.

Real Estate Operations

        Revenues from real estate operations were $10 million for the second quarter of 2002, a decrease of $4 million from $14 million for the second quarter of 2001. Operating income from real estate operations decreased to $2 million for the second quarter of 2002 from $6 million for the second quarter of 2001. The decrease was primarily the result of fewer excess property sales during the second quarter of 2002. During the second quarter of 2002, revenues and operating income were benefited by $6 million and $2 million, respectively, as a result of real estate dispositions, whereas in the second quarter of 2001, revenues and operating income were benefited by $10 million and $5 million, respectively.

Other Income

	For the three months ended
	June 30, 2002	June 30, 2001

Dilution gains (losses):
Decoma	$—	$49
MEC	(11)	(7)

	$(11)	$42

        Other income is separately disclosed before income taxes. Other income items are limited to gains and losses realized by Magna on the disposal or dilution of investments that it holds in both its automotive and non-automotive operations.

For the three months ended June 30, 2002

        In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

For the three months ended June 30, 2001

        In June 2001, Decoma completed a public offering by issuing 16.1 million Decoma Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. Magna recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

        In April 2001, MEC issued 3.2 million shares of Class A Subordinate Voting Stock to complete the acquisition of certain businesses. The Company recognized a loss of $7 million from its ownership dilution arising from the issue (see notes 4 and 8 to the Company's unaudited interim consolidated financial statements). The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

Income Taxes

        Magna's effective income tax rate on operating income (excluding equity and other income) for the second quarter of 2002 increased to 34.5% from 30.0% for the second quarter of 2001. During the second quarter of 2001, the Company recorded a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada. Excluding the future income tax recovery, Magna's effective income tax rate on operating income (excluding equity and other income) for the second quarter of 2001 was 36.1%. On a comparable basis, the decrease in the effective tax rate, from 36.1% to 34.5%, is primarily the result of reductions in Canadian income tax rates and that the Company no longer amortizes goodwill, substantially all of which is not deductible for income tax purposes.

Minority Interest

	For the three months ended June 30, 2002		For the three months ended June 30, 2001
	Net Income	Minority Interest	Net Income	Minority Interest

Tesma	$17	52%	$16	51%
Decoma	$37	31%	$24	31%
Intier	$27	11%	$—	—
MEC	$1	41%	$2	25%

        Minority interest expense increased by $9 million to $23 million for the second quarter of 2002 compared to the second quarter of 2001. The increase in minority interest expense is primarily due to higher earnings at each of Magna's public automotive subsidiaries and increased minority interest percentages at Decoma and Intier arising from public stock issuances during June 2001 and August 2001, respectively.

Net Income

        For the second quarter of 2002, net income from operations(2) was a second quarter record of $170 million, representing a 7% increase over second quarter of 2001 net income from operations(2) of $159 million. The $11 million increase is primarily the result of the $24 million increase in operating income, partially offset by increases in income taxes (excluding the future income tax recovery in the second quarter of 2001) of $4 million and minority interest of $9 million. Including other income and the future income tax recovery, net income was $159 million for the second quarter of 2002 compared to $213 million for the second quarter of 2001.

Earning per Share

	For the three months ended
	June 30, 2002	June 30, 2001	Change

Consolidated:
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.64	$2.56	-35%
Diluted	$1.63	$2.24	-27%
Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	85.5	78.6	+9%
Diluted	86.2	92.0	-6%

From Operations:
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.90	$1.81	+5%
Diluted	$1.81	$1.64	+10%
Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	85.5	78.6	+9%
Diluted	91.0	92.0	-1%

        Basic and diluted earnings per share from operations are calculated using net income from operations. In addition, basic and diluted earnings per share from operations for the second quarter of 2002 exclude an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures. For more information see note 6 to the Company's unaudited interim consolidated financial statements included elsewhere herein.

        Diluted earnings per share from operations for the second quarter of 2002 were $1.81, an increase of $0.17 over second quarter 2001 diluted earnings per share from operations. Excluding the amortization of goodwill and indefinite life intangible assets, diluted earnings per share from operations would have been $1.69 for the second quarter of 2001.

        The increase in diluted earnings per share from operations over the second quarter of 2001 diluted earnings per share from operations is due to higher net income from operations (including the impact of no longer recording amortization expense for goodwill and indefinite life intangible assets) and a decrease in the weighted average number of shares outstanding during the quarter. The decrease in the weighted average number of shares outstanding on a diluted basis is due to the redemption of the outstanding 5% Convertible Subordinated Debentures during the third quarter of 2001.

(2)
See footnote (1).

AUTOMOTIVE SEGMENTS

        Refer to note 23 of the Company's 2001 audited consolidated financial statements, which explains the basis of segmentation.

	For the three months ended
	June 30, 2002		June 30, 2001
	Total Sales	Operating Income	Total Sales	Operating Income

Public Automotive Operations
Decoma International Inc.	$588	$60	$507	$40
Intier Automotive Inc.	996	48	851	34
Tesma International Inc.	241	26	211	25
Wholly Owned Automotive Operations
Magna Steyr	464	5	340	5
Cosma International and Other Automotive operations	881	101	827	112
Corporate and other	(25)	49	(32)	47

	$3,145	$289	$2,704	$263

        The sales amounts in the segmented discussion below are before intersegment eliminations.

Decoma International Inc.

Sales

        Decoma's sales increased by $81 million or 16% to $588 million for the second quarter of 2002. The increase in sales reflects increases in Decoma's average dollar content per vehicle in both North America and Europe, combined with a 7% increase in North American vehicle production volumes. Partially offsetting these increases was a 4% decline in European vehicle production volumes.

        In North America, the increase in Decoma's dollar content per vehicle was attributable to the acquisition of Autosystems in September 2001, new takeover business, including content on the General Motors GMT 820 C and D (Cadillac Escalade and Denali SUV), GMT 806 (Escalade EXT) and GMT 800 and 830 (Silverado, Sierra and Suburban) programs, content on programs that launched during, or subsequent to, the second quarter of 2001, including the Nissan TK (Altima) and the DaimlerChrysler KJ (Jeep Liberty), the ramp-up of the Ford U152 (Explorer) program and increased content and production volumes on certain other programs. These increases were partially offset by lower volumes on the DaimlerChrysler RS (minivan) and Ford EN114 (Crown Victoria/Grand Marquis) programs and the disposition of a non-core North American operating division in the first quarter of 2002.

        In Europe, the growth reflects increased content on programs that launched during 2001, including the Mini Cooper and Jaguar X400 programs in the United Kingdom, and an increase in reported U.S. dollar sales due to the strengthening of the Euro and British Pound, each against the U.S. dollar. These increases were partially offset by a decrease in sales at Decoma's facilities in Germany and Belgium primarily as a result of lower vehicle production volumes including lower volumes on Decoma's largest European program, the Mercedes C-Class.

Operating Income

        Decoma's operating income increased $20 million or 50% to $60 million for the second quarter of 2002. This increase came primarily in North America through contributions from new program launches, program ramp-ups and takeover business as well as strong volumes on certain high content production programs, the acquisition of Autosystems and increased contributions from ongoing continuous improvement programs. These increases were partially offset by further OEM price concessions.

        European operating income improved modestly. The benefits of substantially reduced operating losses at Decoma's Merplas facility in the United Kingdom were partially offset by lower production sales in Germany and Belgium due to the impact of lower vehicle production volumes including lower volumes on certain high content programs, OEM price concessions, additional costs associated with United Kingdom sales and marketing efforts, additional management resources and new project costs in Europe, new progam launch costs and operating inefficiencies and other period costs at two European facilities.

        Lower interest expense as a result of debt reduction and lower marketing interest rates, a reduction in affiliation fees resulting from amending the affiliation fee agreement with Magna and lower depreciation and amortization costs primarily due to goodwill no longer being amortized in accordance with the new recommendations of the CICA also contributed to Decoma's operating income growth.

Intier Automotive Inc.

Sales

        Intier's sales increased by $145 million or 17% to $996 million for the second quarter of 2002. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe, combined with a 7% increase in North American vehicle production volumes and a 4% decline in European vehicle production volumes.

        In North America, the increase in Intier's dollar content per vehicle relates primarily to a full quarter's production on programs that launched during 2001, including the DaimlerChrysler DR (Ram pickup) and General Motors GMX320 (Cadillac CTS), GMT315 (Saturn Vue) and GMT 360/370 (Envoy/Trailblazer) programs, as well as the Ford U222/U228 (Ford Expedition/Lincoln Navigator) program that launched in the first quarter of 2002. These increases in content were partially offset by the impact of lower vehicle production volumes on the higher content DaimlerChrysler RS (minivan) program.

        In Europe, the increase in Intier's dollar content per vehicle relates primarily to a full quarter's production on programs that launched during 2001, including the Mini Cooper and the DaimlerChrysler Vaneo programs. Also increasing content was the launch of the Opel Vectra and Ford Fiesta/Ka programs in the first quarter of 2002 and an increase in reported U.S. dollar sales due to the strengthening of the Euro and British Pound, each against the U.S. dollar.

Operating Income

        Intier's operating income increased $14 million or 41% to $48 million for the second quarter of 2002. This increase was primarily a result of a higher gross margin generated by higher sales in North America, improvements at certain of Intier's operations, in both North America and Europe, contributions from new program launches in North America and Europe during 2001 and in the first quarter of 2002, a one time charge in 2001 relating to the downsizing of one of Intier's underperforming facilities, lower interest expense and lower depreciation and amortization expense since goodwill is no longer amortized in accordance with the new recommendations of the CICA, partially offset by lower gross margin generated by lower sales in Europe, lower production volumes on the high content DaimlerChrysler RS (minivan) program, program launch costs, operating inefficiencies at certain of Intier's facilities, and other public company costs that were not incurred during the second quarter of 2001.

Tesma International Inc.

Sales

        Tesma's sales increased by $30 million or 14% to $241 million for the second quarter of 2002. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in North America, combined with a 7% increase in North American vehicle production volumes and a 4% decline in European vehicle production volumes. Tesma's European dollar content per vehicle was substantially unchanged.

        In North America, the increase in Tesma's dollar content per vehicle relates primarily to increased volumes or content on several programs, including the General Motors Vortec 4200 engine (SUV Family), GM L850 and Line 6 engine programs, Ford's V8 engine programs and significant volume increases on various water management programs. Further contributing to the increased content per vehicle in North America was the launch of Tesma's first North American fuel filler tube assembly for the GMT 315 (Saturn Vue), higher volumes on the GM 1-2 accumulator cover and stator shaft programs and increased volumes on certain tensioner and alternator decoupler programs.

Operating Income

        Tesma's operating income increased by $1 million, to $26 million for the second quarter of 2002. The increase in operating income is the result of a higher gross margin as a result of increased sales and an improved gross margin percentage due in large part to operating improvements at Tesma's North American die casting facility compared to the second quarter of 2001 (when significant operating and production issues existed), partially offset by increased launch costs, in particular at its North American and European fuel divisions that are preparing for upcoming fuel tank and filler pipe program launches. In addition, operating income was negatively impacted by higher SG&A and depreciation costs.

Magna Steyr

Sales

        Magna Steyr's sales increased by 36% or $124 million to $464 million, of which $91 million reflects increased assembly sales related to the Mercedes E and G Class vehicles at its assembly operations in Austria. In addition, Magna Steyr's higher sales reflect increased engineering revenue, primarily as a result of development work for the BMW E83 (X3) program, and increased sales at its powertrain operations in both North America and Europe.

        In Europe, Magna Steyr assembled the Mercedes E-Class 4MATIC and 4X2 ("E-Class"), the Mercedes G-Class ("G-Class"), the Mercedes M-Class ("M-Class") and the Chrysler Jeep Grand Cherokee ("Jeep") vehicles, during the second quarter of 2002. Beginning in the third quarter of 2002, Magna Steyr will begin to assemble the Chrysler Voyager vehicle, when assembly of the M-Class is expected to end. Magna Steyr's vehicle assembly volumes for the second quarter of 2002 and 2001 were as follows:

	For the three months ended
	June 30, 2002	June 30, 2001	Change

Vehicle Assembly Volumes (Units)
E-Class	7,110	4,472	+59%
G-Class	2,348	1,343	+75%
M-Class	5,994	6,032	-1%
Jeep	7,680	5,847	+31%

	23,132	17,694	+31%

        Assembly sales increased $101 million in the second quarter of 2002. The increase in assembly sales was driven by the launch of the 4x2 E-Class in the first quarter of 2002, and higher volumes in the second quarter of 2002 over the second quarter of 2001 on G-Class vehicles, which collectively added $91 million in sales. Both the E-Class and G-Class are accounted for on a full-cost basis (see below). Also increasing assembly sales were higher volumes on Jeep vehicles in the second quarter of 2002 over the second quarter of 2001 which are accounted for on a value-added basis (see below). Also contributing to higher assembly sales was an increase in reported U.S. dollar sales due to the strengthening of the Euro against the U.S. dollar.

        The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble E-Class and G-Class vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble M-Class and Jeep vehicles are accounted for in this manner.

        Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

        In addition to higher sales at its assembly operations, sales at Magna Steyr's powertrain operations also improved, although below our expectations, increasing by $19 million to $95 million for the second quarter of 2002. The increase relates primarily to a full quarter's production of the General Motors GMT 250 (Aztek) and GMT 257 (Rendezvous) programs during 2002, increased tooling sales to support future production programs and an increase in reported U.S. dollar sales due to the strengthening of the Euro against the U.S. dollar.

Operating Income

        Magna Steyr's operating income for the second quarter of 2002 was unchanged from the second quarter of 2001 at $5 million. Operating income was positively impacted by an increase in gross margin generated by higher sales and reduced interest paid to Magna's corporate office and negatively impacted by launch and operational inefficiencies at Magna Steyr's powertrain facilities in Austria.

Cosma International and Other Automotive Operations

Sales

        Magna's Cosma International and Other Automotive Operations sales increased by 7% or $54 million to $881 million for the second quarter of 2002. The increase in total automotive sales reflects a 7% increase in North American vehicle production volumes and increased tooling sales to support future production programs, including the DaimlerChrysler HB (Durango) program. Partially offsetting these increases was a decrease in average dollar content per vehicle in North America and a 4% decline in European vehicle production volumes.

        In North America, the decrease in dollar content per vehicle relates primarily to price reductions to OEM customers offset in part by higher volumes on the Ford WIN126 (Windstar) program and content on the Ford CAL1 (Lincoln Blackwood) program that launched during the first quarter of 2002.

        In Europe, average dollar content per vehicle was substantially unchanged.

Operating Income

        Magna's Cosma International and Other Automotive Operations operating income decreased $11 million to $101 million for the second quarter of 2002. This decrease was primarily the result of higher interest paid to Magna's corporate office, operating inefficiencies and other costs at certain facilities in North America, launch costs and inefficiencies associated with the CAL1 program, and OEM price concessions.

        In June 2002, Ford notified the Company that the CAL1 program was being cancelled, with production expected to be phased-out in August 2002. As at June 30, 2002, the Company had unrecovered tooling and inventory related to the CAL1 program. Given the early stages of discussions with Ford, no impairment charge has been recorded by the Company related to the program termination.

Corporate and Other

        Corporate and other operating income of $49 million for the second quarter of 2002 increased $2 million over the second quarter of 2001. Operating income for the second quarter of 2001 includes a long-service payment made to the former President and Chief Executive Officer and a gain on the sale of an excess property. Excluding these two items in 2001, operating income was substantially unchanged.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended
	June 30, 2002	June 30, 2001	Change

Net income	$159	$213
Items not involving current cash flows	144	63

	$303	$276	+ 10%
Changes in non-cash working capital	71	(121)
Increase in deferred revenue	68	—

Cash provided from operating activities	$442	$155	+185%

        Cash flow from operations before changes in non-cash working capital in the second quarter of 2002 increased by $27 million over the second quarter of 2001. The improvement in cash generated from operations before changes in non-cash working capital and the increase in deferred revenue is primarily the result of an $11 million increase in net income from operations combined with a $16 million increase in non-cash items (excluding other income and the future income tax recovery), including higher minority interest expense of $9 million. Cash generated from non-cash working capital amounted to $71 million for the second quarter of 2002. The decrease in non-cash working capital was primarily attributable to increases in accounts payable and other accrued liabilities and a decrease in accounts receivable, partially offset by increases in inventories and prepaid expenses. The increase in deferred revenue relates primarily to cash received by Magna Steyr to fund pre-launch costs related to certain assembly programs. Overall, cash flow from operations for the second quarter of 2002 was $442 million, representing an increase of $287 million over the second quarter of 2001.

Capital and Investment Spending

	For the three months ended
	June 30, 2002	June 30, 2001	Change

Fixed assets, investments and other additions	$(203)	$(128)
Purchases of subsidiaries	(2)	(24)
Proceeds from disposals	7	39

Cash used in investing activities	$(198)	$(113)	+75%

        The Company invested $151 million in fixed assets, $48 million in other assets and $4 million in investments in the second quarter of 2002. Of the total fixed asset spending, $131 million was related to the Company's automotive operations. Other asset spending includes a $10 million increase in long-term design and engineering receivables at Magna Steyr, $25 million of prototype costs incurred by Magna Steyr related to the BMW E83 program, and other capitalized amounts totaling $17 million.

        Included in purchases of subsidiaries for the second quarter of 2001 is MEC's acquisition of the Ladbroke Companies for cash consideration of $21 million.

        For the second quarter of 2002, proceeds from disposals were $7 million, reflecting proceeds of $6 million on the disposal of MEC real estate. For the second quarter of 2001, the $39 million in proceeds from disposals consisted primarily of the proceeds on the disposal of real estate in MEC and proceeds from normal course fixed and other asset dispositions.

Financing

	For the three months ended
	June 30, 2002	June 30, 2001	Change

Net repayments of debt	$(50)	$(18)
Repayments of debentures' interest obligations	(2)	(8)
Preferred Securities distributions	(5)	(8)
Redemption of Subordinated Debentures by subsidiary	—	(34)
Issues of Class A Subordinate Voting Shares	3	12
Issues of shares by subsidiaries	143	112
Dividends paid to minority interests	(3)	(2)
Dividends	(28)	(26)

Cash provided from financing activities	$58	$28	+107%

        During the second quarter of 2002, the Company issued $3 million in Class A Subordinate Voting Shares on the exercise of stock options.

        The issues of shares by subsidiaries in the second quarter of 2002 is comprised primarily of the April 2002 MEC public offering of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of approximately $142 million. In the second quarter of 2001, the issues of shares by subsidiaries is comprised primarily of the June 2001 Decoma public offering of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately $111 million. Part of the proceeds from Decoma's June 2001 share offering was used to repay a portion of its outstanding Subordinated Debentures.

        Dividends paid during the current period were $0.34 per Class A Subordinate Voting or Class B Share, aggregating $28 million. These payments relate to dividends declared in respect of the three month period ended March 31, 2002. The increase in dividends paid for the second quarter of 2002 compared to the second quarter of 2001 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on conversions of 5% Convertible Subordinated Debentures during the third quarter of 2001 and on the exercise of stock options subsequent to the second quarter of 2001.

        On May 2, 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

        On July 18, 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately Cdn$96 million. Magna expects to incur a gain of approximately $13 million from its ownership dilution on the issue.

Financing Resources

        During the second quarter of 2002, Magna increased its cash resources by $336 million to approximately $1.4 billion. In addition to its cash resources, Magna has unused and available operating and term credit facilities of $890 million. Of such amounts, Magna's wholly owned operations had cash of $870 million and unused and available term credit facilities of $160 million at June 30, 2002, while the Company's non-wholly owned operations had cash of $513 million and unused and available operating and term credit facilities of $730 million at June 30, 2002.

        In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. The maximum facility amount is $100 million. As at June 30, 2002, $18 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's June 30, 2002 consolidated balance sheet.

Off-Balance Sheet Financing

        The Company's off balance sheet financing arrangements are limited to operating lease contracts. Refer to the Company's MD&A included in Magna's 2001 Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS

[a]
In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

  The retroactive impact of adopting the new recommendations on the three and six month periods ended June 30, 2001 was to increase automotive net income by $4 million and $1 million, respectively. In addition, for the three and six month periods ended June 30, 2001, basic earnings per Class A Subordinate Voting or Class B Share increased $0.05 and $0.01, respectively.

[b]
In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

  CICA 3062 requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

  CICA 3062 requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. CICA 3062 also requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

  Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

  Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period.

  In accordance with the new recommendations of the CICA, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma's U.K. reporting unit and $36 million related to Intier's European seating and latching systems reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings representing Magna's ownership interest in each of Decoma and Intier. The balance of the goodwill writedown of $9 million has been reflected as a reduction in the minority interest liability.

  The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by MEC and has determined that no impairment charge is required.

[c]
In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and six month periods ended June 30, 2002.

COMMITMENTS AND CONTINGENCIES

[a]
On June 25, 2002, the Company entered into a definitive merger agreement with Donnelly, the second largest global supplier of exterior and interior mirrors to the automotive industry, pursuant to which Donnelly will become a wholly owned subsidiary of Magna. The transaction is structured as a merger of a wholly owned subsidiary of Magna into Donnelly in which Donnelly Class A and Class B shareholders will receive Magna Class A Subordinate Voting Shares with a value of $28 per Donnelly share, as long as the average trading price on the New York Stock Exchange of Magna Class A Subordinate Voting Shares for the twenty trading days ending on the second day before closing is between $61 and $80 per share. The purchase price represents total consideration of approximately $320 million plus the assumption of approximately $95 million of interest-bearing debt. U.S. antitrust approval was recently obtained and closing of the transaction is subject to receipt of European Union antitrust and other regulatory approvals, as well as approval of two-thirds of the votes cast at a shareholders meeting to be called by Donnelly to approve the transaction. In the event this approval is obtained and other conditions are satisfied, the transaction is expected to close in October 2002.

[b]
On March 6, 2002, MEC entered into an agreement with Lone Star Race Park, Ltd. and LSJC Development Corporation to acquire substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star Park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition will be satisfied by the payment of $80 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million, subject to usual adjustments at closing. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

[c]
On June 4, 2002, MEC entered into an agreement to acquire all the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located near Hamilton, Ontario, 45 miles west of Toronto. Flamboro Downs also houses a gaming facility with 752 slot machines operated by the Ontario Lottery and Gaming Corporation. Pursuant to an agreement with the Ontario Lottery and Gaming Corporation, Flamboro Downs receives 20% of the "net win" (slot machine revenues minus payout to slot players), with one-half of that amount added to purses and the other half being retained by Flamboro Downs. The acquisition cost, which is subject to the usual adjustments at closing, is expected to be approximately $47 million, and will be satisfied by a vendor take-back mortgage of approximately $26 million with the remainder in cash. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

[d]
From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 22 of the Company's 2001 audited consolidated financial statements, which describe the claims.

SUBSEQUENT EVENTS

[a]
On July 11, 2002, Magna Steyr completed the previously announced purchase of DaimlerChrysler's Eurostar vehicle assembly facility in Austria. The purchase price was satisfied by the payment of euro 90 million in cash. In addition to the cash payment, contingent consideration, to a maximum of euro 20 million, may become payable depending on the outcome of certain future events. Magna Steyr will use the Eurostar facility to assemble the BMW E83 (X3) commencing in the fourth quarter of 2003.

[b]
On July 15, 2002, MEC announced that it had signed agreements to form an alliance with the DeFrancis family to own and operate Pimlico Race Course and Laurel Park, which are operated under the trade name "Maryland Jockey Club". The aggregate purchase price is expected to be approximately $51 million in cash, subject to normal closing adjustments. The closing of the transaction is expected to occur in the third quarter of 2002, subject to regulatory approvals and legislative review.

[c]
On July 18, 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately Cdn$96 million. Magna expects to incur a gain of approximately $13 million from its ownership dilution on the issue.

[d]
On August 2, 2002, the Company received notice that a securities class action lawsuit had been commenced by Arthur Cohen against the Company, its wholly owned subsidiary Magna Mirrors Acquisition Corp., Donnelly Corporation, and the directors of Donnelly Corporation regarding the proposed acquisition of Donnelly Corporation.

[e]
On August 7, 2002, the Company announced that The Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") have accepted notices of the Company's intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid will commence on August 12, 2002 and will expire no later than August 11, 2003. The Company will not purchase any Class A Subordinate Voting Shares during the period commencing on the effective date of the Company's Form F-4 Registration Statement in connection with the acquisition of Donnelly Corporation and ending on the date on which such transaction is closed following receipt of shareholder approval. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid. As of July 31, 2002, the Company had 89,181,398 Class A Subordinate Voting Shares issued and outstanding and its public float consisted of 80,110,662 Class A Subordinate Voting Shares.

FORWARD-LOOKING STATEMENTS

        The contents of this Quarterly Report (including the MD&A) contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors Magna believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks and uncertainties. These risks and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; and other factors set out in Magna's Annual Information Form on Form 40-F, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Magna expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Quarterly Report (including the MD&A) to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

[Unaudited]
[United States dollars in millions, except per share figures]

	Six months ended		Three months ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001

		[restated, see note 2]		[restated, see note 2]
Sales:
Automotive	$6,017	$5,322	$3,145	$2,704
Magna Entertainment Corp.	377	358	128	113

	6,394	5,680	3,273	2,817

Automotive costs and expenses:
Cost of goods sold	4,931	4,317	2,569	2,177
Depreciation and amortization	202	197	103	97
Selling, general and administrative	372	343	192	171
Interest expense (income), net	—	3	(1)	2
Equity income	(11)	(9)	(7)	(6)
Magna Entertainment Corp. costs and expenses	343	316	126	109

Operating income—automotive	523	471	289	263
Operating income—Magna Entertainment Corp.	34	42	2	4

Operating income	557	513	291	267
Other income (loss) [note 4]	(11)	42	(11)	42

Income before income taxes and minority interest	546	555	280	309
Income taxes [note 5]	190	170	98	82
Minority interest	44	28	23	14

Net income	$312	$357	$159	$213

Financing charges on Preferred Securities and other paid-in capital	$(16)	$(24)	$(7)	$(12)
Foreign exchange loss on the redemption of the 4.875%
Convertible Subordinated Debentures [note 6]	(11)	—	(11)	—

Net income available to Class A Subordinate Voting and Class B Shareholders	285	333	141	201
Retained earnings, beginning of period	2,220	1,789	2,332	1,906
Dividends on Class A Subordinate Voting and Class B Shares	(57)	(53)	(28)	(26)
Distribution on transfer of business to subsidiary [note 7]	—	14	—	—
Cumulative adjustment for change in accounting policy related
to foreign currency translation [note 2]	(3)	(2)	—	—
Adjustment for change in accounting policy related to goodwill
[notes 2 and 3]	(42)	—	(42)	—

Retained earnings, end of period	$2,403	$2,081	$2,403	$2,081

Earnings per Class A Subordinate Voting or Class B Share
[note 3]:
Basic	$3.37	$4.24	$1.64	$2.56
Diluted	$3.33	$3.81	$1.63	$2.24

Cash dividends paid per Class A Subordinate Voting or Class B Share	$0.68	$0.68	$0.34	$0.34

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
Basic	84.5	78.6	85.5	78.6
Diluted	90.8	91.8	86.2	92.0

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[United States dollars in millions]

	Six months ended		Three months ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001

		[restated, see note 2]		[restated, see note 2]
Cash provided from (used for):
OPERATING ACTIVITIES
Net income	$312	$357	$159	$213
Items not involving current cash flows	281	188	144	63

	593	545	303	276
Changes in non-cash working capital	150	(103)	71	(121)
Increase in deferred revenue	69	—	68	—

	812	442	442	155

INVESTMENT ACTIVITIES
Fixed asset additions	(274)	(215)	(151)	(113)
Purchase of subsidiaries	(3)	(24)	(2)	(24)
Increase in investments	(3)	(8)	(4)	(5)
Increase in other assets	(61)	(13)	(48)	(10)
Proceeds from disposition of investments and other	16	63	7	39

	(325)	(197)	(198)	(113)

FINANCING ACTIVITIES
Net repayments of debt	(103)	(27)	(50)	(18)
Repayments of debentures' interest obligations	(12)	(18)	(2)	(8)
Preferred Securities distributions	(12)	(15)	(5)	(8)
Redemption of Subordinated Debentures by subsidiary	—	(34)	—	(34)
Issues of Class A Subordinate Voting Shares	19	12	3	12
Issues of shares by subsidiaries	144	112	143	112
Dividends paid to minority interests	(6)	(4)	(3)	(2)
Dividends	(57)	(53)	(28)	(26)

	(27)	(27)	58	28

Effect of exchange rate changes on cash and cash equivalents	33	(14)	34	4

Net increase in cash and cash equivalents during the period	493	204	336	74
Cash and cash equivalents, beginning of period	890	620	1,047	750

Cash and cash equivalents, end of period	$1,383	$824	$1,383	$824

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]
[United States dollars in millions]

	June 30, 2002	December 31, 2001

		[restated, see note 2]
ASSETS
Current assets:
Cash and cash equivalents	$1,383	$890
Accounts receivable	1,925	1,752
Inventories	900	842
Prepaid expenses and other	69	74

	4,277	3,558

Investments	104	88
Fixed assets, net	3,795	3,595
Goodwill, net [note 3]	220	259
Future tax assets	113	114
Other assets	376	287

	$8,885	$7,901

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$241	$308
Accounts payable	1,710	1,435
Accrued salaries and wages	266	228
Other accrued liabilities	207	158
Income taxes payable	63	62
Long-term debt due within one year	45	54

	2,532	2,245

Deferred revenue	87	16
Long-term debt	246	244
Debentures' interest obligation [note 6]	43	114
Other long-term liabilities	99	85
Future tax liabilities	292	274
Minority interest	649	441

	3,948	3,419

Shareholders' equity:
Capital stock
Class A Subordinate Voting Shares [note 6]
[issued: 89,181,398; December 31, 2001—82,244,518]	2,187	1,682
Class B Shares
[convertible into Class A Subordinate Voting Shares]
[issued: 1,096,509; December 31, 2001—1,097,009]	1	1
Preferred Securities	277	277
Other paid-in capital [note 6]	62	463
Retained earnings	2,403	2,217
Currency translation adjustment	7	(158)

	4,937	4,482

	$8,885	$7,901

Commitments and contingencies [note 12]

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.    Basis of Presentation

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2001 annual consolidated financial statements, except as described in note 2.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2002 and the results of operations and cash flows for the six month and three month periods ended June 30, 2002 and 2001.

2.    Accounting Changes

  [a]
  In December 2001, The Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

    The retroactive changes to the consolidated statement of income for the six month and three month periods ended June 30, 2001 are as follows:

	Six months ended June 30, 2001	Three months ended June 30, 2001

Decrease in selling, general and administrative	$(1)	$(6)

Increase in operating income	1	6
Increase in income taxes	—	2

Increase in net income	$1	$4

    In addition, for the six month and three month periods ended June 30, 2001, basic earnings per Class A Subordinate Voting or Class B Share increased $0.01 and $0.05, respectively.

    The retroactive changes to the consolidated statement of cash flows for the six month and three month periods ended June 30, 2001 are as follows:

	Six months ended June 30, 2001	Three months ended June 30, 2001

Increase in net income	$1	$4

Decrease in items not involving cash flows	$(1)	$(4)

    The retroactive changes to the consolidated balance sheet as at December 31, 2001 are as follows:

Decrease in other assets	$(5)

Decrease in future tax liabilities	$(2)

Decrease in retained earnings	$(3)

  [b]
  In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

    CICA 3062 requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. CICA 3062 also requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

    Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

    Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period [see note 3].

  [c]
  In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the six month period ended June 30, 2002 [see note 10].

3.    Goodwill and Other Assets

  [a]
  In accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share at June 30, 2001 would have been as follows:

	Six months ended June 30, 2001	Three months ended June 30, 2001

Net income as reported	$357	$213
Restatement to eliminate amortization of goodwill and indefinite
life intangible assets	9	5

Adjusted net income	$366	$218

Basic earnings per share as reported	$4.24	$2.56
Restatement to eliminate amortization of goodwill and indefinite
life intangible assets	0.11	0.06

Adjusted basic earnings per share	$4.35	$2.62

Diluted earnings per share as reported	$3.81	$2.24
Restatement to eliminate amortization of goodwill and indefinite
life intangible assets	0.10	0.05

Adjusted diluted earnings per share	$3.91	$2.29

  [b]
  In accordance with the new recommendations of the CICA, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ["Decoma"] U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] European seating and latching systems reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million has been reflected as a reduction in the opening minority interest.

    The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by Magna Entertainment Corp. ["MEC"], and has determined that no impairment charge is required.

4.    Other Income

  [a]
  In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

  [b]
  In April 2001, MEC issued 3.2 million shares of Class A Subordinate Voting Stock of MEC to complete the acquisition of certain businesses [see note 8]. The Company incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

  [c]
  In June 2001, Decoma, a publicly traded subsidiary of the Company, completed a public offering by issuing 16.1 million Decoma Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. The Company recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

5.    Income Taxes

  During the second quarter of fiscal 2001, the Company recorded a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada.

6.    Redemption of the 4.875% Convertible Subordinated Debentures

  On May 2, 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

  On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

7.    Distribution on Transfer of Business to Subsidiary

  In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied in cash by $3 million, through the issuance of 8,333,333 Decoma Class A Subordinate Voting Shares and 2,000,000 5.75% convertible, redeemable and retractable Decoma preferred shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded in the consolidated retained earnings of the Company.

8.    Business Acquisition

  In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. [collectively the "Ladbroke Companies"] for total consideration of $48 million [net of cash acquired of $7 million]. In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track and four off-track betting facilities.

9.    Capital Stock

  The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at June 30, 2002 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at June 30, 2002	90.3
Stock options	3.5

93.8

  The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

10.  Stock Based Compensation

  The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

  The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

  The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely-traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

  For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the six months and three months ended June 30, 2002 would have been as follows:

	Six months ended June 30, 2002	Three months ended June 30, 2002

Pro forma net income	$303	$157
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$3.27	$1.62
Diluted	$3.23	$1.61

  The weighted average fair value of options granted during the six months and three months ended June 30, 2002 was:

	Six months ended June 30, 2002	Three months ended June 30, 2002

Weighted average fair value of options granted during the period	$15.76	$16.15

11.  Segmented Information

Six months ended June 30, 2002				Six months ended June 30, 2001
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net

Public Automotive Operations
Decoma International Inc.	$1,103	$100	$501	$966	$65	$484
Intier Automotive Inc.	1,875	74	438	1,672	49	389
Tesma International Inc.	452	47	280	400	43	224
Wholly Owned Automotive Operations
Magna Steyr	943	15	377	698	12	294
Cosma International and Other Automotive Operations	1,697	197	823	1,646	216	797
Corporate and other	(53)	90	771	(60)	86	766

Total Automotive Operations	6,017	523	3,190	5,322	471	2,954
MEC	377	34	605	358	42	569

Total reportable segments	$6,394	$557	3,795	$5,680	$513	3,523
Current assets			4,277			3,502
Investments, goodwill and other assets			813			714

Consolidated total assets			$8,885			$7,739

Three months ended June 30, 2002				Three months ended June 30, 2001
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net

Public Automotive Operations
Decoma International Inc.	$588	$60	$501	$507	$40	$484
Intier Automotive Inc.	996	48	438	851	34	389
Tesma International Inc.	241	26	280	211	25	224
Wholly Owned Automotive Operations
Magna Steyr	464	5	377	340	5	294
Cosma International and Other Automotive Operations	881	101	823	827	112	797
Corporate and other	(25)	49	771	(32)	47	766

Total Automotive Operations	3,145	289	3,190	2,704	263	2,954
MEC	128	2	605	113	4	569

Total reportable segments	$3,273	$291	3,795	$2,817	$267	3,523
Current assets			4,277			3,502
Investments, goodwill and other assets			813			714

Consolidated total assets			$8,885			$7,739

12.  Commitments and Contingencies

  [a]
  On June 25, 2002, the Company entered into a definitive merger agreement with Donnelly Corporation ["Donnelly"], the second largest global supplier of exterior and interior mirrors to the automotive industry, pursuant to which Donnelly will become a wholly-owned subsidiary of Magna. The transaction is structured as a merger of a wholly-owned subsidiary of Magna with Donnelly, in which Donnelly Class A and Class B shareholders will receive Magna Class A Subordinate Voting Shares with a value of $28 per Donnelly share, as long as the average trading price on the New York Stock Exchange of Magna Class A Subordinate Voting Shares for the twenty trading days ending on the second day before closing is between $61 and $80 per share. The purchase price represents total consideration of approximately $320 million plus the assumption of approximately $95 million of interest-bearing debt. Closing of the transaction is subject to receipt of antitrust and other regulatory approvals, as well as approval of two-thirds of the votes cast at a shareholders meeting to be called by Donnelly to approve the transaction.

  [b]
  On March 6, 2002, MEC entered into an agreement with Lone Star Race Park, Ltd. and LSJC Development Corporation to acquire substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star Park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition will be satisfied by the payment of $80 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million, subject to usual adjustments at closing. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

  [c]
  On June 4, 2002, MEC entered into an agreement to acquire all the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located near Hamilton, Ontario, 45 miles west of Toronto. Flamboro Downs also houses a gaming facility with 752 slot machines operated by the Ontario Lottery and Gaming Corporation. Pursuant to an agreement with the Ontario Lottery and Gaming Corporation, Flamboro Downs receives 20% of the "net win" (slot machine revenues minus payout to slot players), with one-half of that amount added to purses and the other half being retained by Flamboro Downs.

    The acquisition cost, which is subject to the usual adjustments at closing, is expected to be approximately $47 million, and will be satisfied by a vendor take-back mortgage of approximately $26 million with the remainder in cash. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

13.  Subsequent Events

  [a]
  On July 11, 2002, Magna Steyr completed the previously announced purchase of DaimlerChrysler's Eurostar facility in Austria. The purchase price was satisfied by the payment of euro 90 million in cash. In addition to the cash payment, contingent consideration, to a maximum of euro 20 million, may become payable depending on the outcome of certain future events. Magna Steyr will use the Eurostar facility to assemble the BMW E83 (X3) commencing in the fourth quarter of 2003.

  [b]
  On July 15, 2002, MEC announced that it had signed agreements to form an alliance with the DeFrancis family to own and operate Pimlico Race Course and Laurel Park, which are operated under the trade name "Maryland Jockey Club". The aggregate purchase price is expected to be approximately $51 million in cash, subject to normal closing adjustments. The closing of the transaction is expected to occur in the fall of 2002, subject to regulatory approvals and legislative review.

  [c]
  On July 18, 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately Cdn$96 million. Magna expects to incur a gain of approximately $13 million from its ownership dilution on the issue.

  [d]
  On August 2, 2002, the Company received notice that a securities Class action lawsuit had been commenced by Arthur Cohen against the Company, its wholly owned subsidiary Magna Mirrors Acquisition Corp., Donnelly Corporation, and the directors of Donnelly Corporation regarding the proposed acquisition of Donnelly Corporation.

  [e]
  On August 7, 2002, the Company announced that The Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"] have accepted notices of the Company's intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid will commence on August 12, 2002 and will expire no later than August 11, 2003. The Company will not purchase any Class A Subordinate Voting Shares during the period commencing on the effective date of the Company's Form F-4 Registration Statement in connection with the acquisition of Donnelly Corporation and ending on the date on which such transaction is closed following receipt of shareholder approval. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid. As of July 31, 2002, the Company had 89,181,398 Class A Subordinate Voting Shares issued and outstanding and its public float consisted of 80,110,662 Class A Subordinate Voting Shares.

14.  Comparative Figures

  Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

SHAREHOLDER INFORMATION

OFFICE LOCATIONS FOR MAGNA AND ITS MAJOR SUBSIDIARIES AND GROUPS

CORPORATE OFFICES
Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 www.magna.com	Magna International of America, Inc. 600 Wilshire Drive Troy, Michigan, USA 48084 Telephone: (248) 729-2400	Magna Europa AG Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria Telephone: 011-43-2253-600-0	MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9 Telephone: (905) 713-6322
GROUP OFFICES
Intier Automotive Inc.	Closure Systems	Interior Systems
521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7 Telephone: (905) 898-5200 www.intier.com	521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7 Telephone: (905) 898-2665	United States 39600 Lewis Drive, Novi, Michigan, USA 48377 Telephone: (248) 567-4000 27300 Haggerty Road, Suite F-10 Farmington Hills, Michigan, USA 48331 Telephone: (248) 553-9500	Europe 19 Ostring, D-63762 Grossostheim, Germany Telephone: 011-49-6026-992-0 Bircholt Road, Parkwood Industrial Trading Estate Maidstone, Kent, England ME15 9XT Telephone: 011-44-162-268-6311

Magna Steyr Liebenauer Hauptstrasse 317 A-8041 Graz, Austria Telephone: 011-43-316-404-0 www.magnasteyr.com	North America 600 Wilshire Drive Troy, Michigan, USA 48084 Telephone: (248) 729-2400

Decoma International Inc. 50 Casmir Court Concord, Ontario, Canada L4K 4J5 Telephone: (905) 669-2888 www.decoma.com	Europe Im Ghai D-73776 Altbach, Germany Telephone: 011-49-7153-65-0	United States 600 Wilshire Drive Troy, Michigan, USA 48084-1625 Telephone: (248) 729-2500

Cosma International 50 Casmir Court Concord, Ontario, Canada L4K 4J5 Telephone: (905) 669-9000	Europe Amsterdamer Strasse 230 D-50735 Köln, Germany Telephone: 011-49-221-976-5230	United States 1807 East Maple Road Troy, Michigan, USA 48083 Telephone: (248) 524-5300

Tesma International Inc. 100 Tesma Way Concord, Ontario, Canada L4K 5R8 Telephone: (905) 417-2100 www.tesma.com	Europe Tesma Allee 1, 8261 Sinabelkirchen, Austria Telephone: 011-43-3118-20550-140	United States 23300 Haggerty Road, Suite 200 Farmington Hills, Michigan, USA 48335 Telephone: (248) 888-5550

Magna Mirror Systems 5030 Kraft Avenue, Suite A Grand Rapids, Michigan, USA 49512 Telephone: (616) 554-3135	Europe Industriestrasse 3, D-97959 Assamstadt, Germany Telephone: 011-49-6294-909-0

Magna Entertainment Corp. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 www.magnaentertainment.com		United States 285 West Huntington Drive Arcadia, California, USA 91007 Telephone: (626) 574-7223

EXCHANGE LISTINGS
Class A Subordinate Voting Shares			8.65% Series A Preferred Securities
	—The Toronto Stock Exchange	(MG.A)	—The Toronto Stock Exchange	(MG.PR.A)
	—The New York Stock Exchange	(MGA)	8.875% Series B Preferred Securities
Class B Shares	—The Toronto Stock Exchange	(MG.B)	—The New York Stock Exchange	(MGAPRB)
TRANSFER AGENTS AND REGISTRARS
Canada—Class A Subordinate Voting and Class B Shares Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) Toronto, Montreal and Vancouver			United States—Class A Subordinate Voting Shares Computershare Trust Company, Inc. Golden, Colorado
2001 ANNUAL REPORT
Copies of the 2001 Annual Report may be obtained from:
The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
Copies of financial data and other publicly filed documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at: www.sedar.com. Also see Magna's website at www.magna.com.

A Fair Enterprise Corporation

337 Magna Drive Aurora, Ontario, Canada L4G 7K1
Telephone:	(905) 726-2462
Fax:	(905) 726-7164
Internet:	www.magna.com

© Magna International Inc. 2002. MAGNA and the  logo are registered trademarks of Magna International Inc.
The other trademarks are owned by Magna International Inc. or its various subsidiaries.

Printed in Canada

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Second Quarter Report
HIGHLIGHTS
DIVIDENDS
OUTLOOK
MAGNA INTERNATIONAL INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION For the three and six month periods ended June 30, 2002
OVERVIEW
SECOND QUARTER HIGHLIGHTS
2002 OUTLOOK
RESULTS OF OPERATIONS
AUTOMOTIVE SEGMENTS
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
NEW ACCOUNTING PRONOUNCEMENTS
COMMITMENTS AND CONTINGENCIES
SUBSEQUENT EVENTS
FORWARD-LOOKING STATEMENTS
MAGNA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS [Unaudited] [United States dollars in millions, except per share figures]
MAGNA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF CASH FLOWS [Unaudited] [United States dollars in millions]
MAGNA INTERNATIONAL INC. CONSOLIDATED BALANCE SHEETS [Unaudited] [United States dollars in millions]
MAGNA INTERNATIONAL INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited] [All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]
SHAREHOLDER INFORMATION